Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
[The FAQ below was distributed to employees in Siebel’s Sales organization and posted to the company’s internal website on September 15, 2005]
Sales FAQ’s on the Oracle Acquisition of Siebel

Key take-aways:
The Oracle-Siebel merger represents the dawn of the real information age:
•	These are exciting times. We have recently seen a sea change in the way companies are thinking about architecting their systems: component-based development and service-oriented architecture. These frameworks represent a quantum leap in bringing business and information technology into closer alignment.
•	The Oracle-Siebel business combination will leverage these trends to offer a compelling range of modern (open, standards-driven, customer-centric) applications designed for intelligent, real-time, proactive decision-making — in short, the next-generation of business computing software.
•	Our combined, integrated platform will represent a giant leap away from antiquated, legacy applications that are designed for data entry-not data access-and the narrowly focused objectives of early CRM suites.
This is a natural and synergistic business combination:
•	Oracle and Siebel share a common vision for the next generation of business computing software, and each has assets that can be leveraged to bring synergy to that vision.
•	CRM is the largest segment of enterprise applications. Oracle has enormous respect for Siebel as a CRM innovator and sees us as a very attractive partner, not only in terms of our CRM expertise but for our deep vertical expertise.
•	Siebel’s CRM and Oracle’s enterprise applications and middleware share an architecture that embraces industry standards, and a significant majority of Siebel’s implementations run on the Oracle database.
•	Together, Oracle and Siebel products will form a complete, world-class set of customer-centric, information-age application suites for CRM, ERP, analytics, and computer data integration. Customers will have an expanded 360 degree view across their enterprise, not just of their customers but of their entire business.
The timing is right
•	Both Siebel and Oracle are developing next generation applications based on open standards and a service-oriented architecture.

•	Customers are seeking to lower costs and complexity by simplifying and rationalizing their IT investments with a smaller number of strategic vendors.
Siebel’s best-in-class products will be the centerpiece of Oracle’s Fusion CRM strategy:
•	Siebel products will be the focus of Oracle’s CRM investment going forward.
•	Customers will have a pre-integrated suite of products with a single process flow and a consistent data model.
•	Oracle’s plans include making it easy for their existing CRM customers (PeopleSoft, JD Edwards) to migrate to Oracle’s Fusion CRM application, which features Siebel CRM as its centerpiece.
•	CRM sales, service, and support will have a separate identity from the application focus of Oracle’s general sales, service, and support organizations to maintain Siebel’s momentum.
This is a very positive event for your customers and prospects:
•	Customers don’t distinguish back and front-office from a process perspective. The Oracle-Siebel business combination gives them a single process flow from single, strategic vendor.
•	Greater scale in R&D and support will provide seamless continuity as Oracle continues to develop and enhance Siebel’s CRM and analytics solutions.
•	Customers will be able to tap into Oracle’s enormous infrastructure for global support 24 x 7.
•	Customers/prospects will have continued access to industry best practices and implementation expertise based on the large number of Siebel deployments — more than the rest of the industry combined.
•	Customers will have access to an extended partner ecosystem.
•	Deployment flexibility will be a hallmark of the Oracle CRM strategy, and Siebel’s CRM On Demand service will be a key component of that strategy.
This is a very positive event for our partners.
Oracle has great admiration for the way Siebel has worked with systems integrators and partners. They look for us to take the lead in this area. Both Oracle and Siebel partners will benefit from an expanded footprint in customer-facing solutions. They will also benefit from working with a single vendor for applications across the enterprise that have a common administration and common installation — mundane sounding but important to our partners. And our partners will benefit greatly from Oracle’s worldwide resources and increased investment in partners.
Frequently Asked Questions

I have been telling my customers that Siebel was not going to be acquired. How do I discuss the acquisition with them?
Strategic business combinations are a natural dynamic of any marketplace. Yes, we have told our customers repeatedly that we are not for sale — and we were sincere.

However, with one or two possible exceptions, no company is truly immune from being acquired. As George says, “all of us in the technology business today realize that some days we compete, some days we partner, and some days we serve each other.”
Oracle-Siebel is a natural, synergistic business combination. Oracle has enormous respect for Siebel as a CRM innovator. Siebel was an attractive acquisition for Oracle for a wide range of reasons:
•	CRM is the largest segment of enterprise applications, and Siebel is the market leader.
•	Siebel’s CRM and Oracle’s enterprise applications and middleware share an architecture that embraces industry standards, and a significant majority of Siebel’s implementations run on the Oracle data base.
•	Siebel is the “centerpiece” of Oracle’s go-forward CRM plan and, together, Oracle and Siebel products form a complete, world-class set of customer-centric, information-age applications and an expanded real-time view across the enterprise.
SalesForce.com reps are starting to call into my accounts with FUD statements. How should I respond?
We respond like we always respond to the intrusion of SalesForce.com: their product is best suited for simple contact management in limited deployments (the average SalesForce.com installation is 26 seats). Don’t forget to cite the fact that, when matched against other on-demand CRM competitors in a recent Nucleus Research analysis, Siebel received the highest overall score and the best business impact score of any competitor — including SalesForce.com. Siebel’s on demand services are a key component of Oracle’s CRM strategy and will give your prospects the ability to tap into the incredible store of best practices we’ve reaped from our large number of deployments—more than the rest of the industry combined. In addition, customers can take advantage of our highly regarded complementary products, such as analytics and data integration. Siebel CRM On Demand is also a key element of Oracle’s commitment to deployment flexibility. Rather than being an opportunity for SalesForce.com, the acquisition of Siebel by Oracle will only strengthen our ability to compete against them.
Will the Siebel sales force be absorbed into Oracle’s overall applications scope?
No. Oracle intends to maintain a separate, dedicated CRM sales force. With the acquisition of Siebel, Oracle will have many more CRM customers (their CRM customers number in the hundreds while ours, as you know, number in the thousands). It is very important to Oracle to retain key personnel and maintain momentum in Siebel development, support, sales, and services. Great talent is one of the many assets we bring to the table for Oracle.
What has the feedback from Siebel customers been like since the announcement?
Our customers have been overwhelmingly very positive. In many ways, this has actually been a customer-driven event. For a large number of our customers, Oracle and Siebel represent the two most strategic components of their IT architecture. They view this acquisition as extremely positive. In fact, joint customers of the two companies have consistently recommended this transaction to both companies for over a year. Why? They want to lower costs and complexity by simplifying IT investments with a smaller number of strategic vendors.

How do I respond to the general FUD statements that are bound to come out of this news?
As always, it’s best to stick to the facts and remind customers that the competition has an incentive to put a negative spin on an event that is actually very positive. In addition, you need to assure your customers of several things:
•	Assure customers and prospects that this is a friendly acquisition: both companies see this as a win/win. Feel free to quote Larry Ellison, who has said: “Siebel is the category leader [CRM] and understands that category better than anyone else on the planet.”
•	Assure them that Oracle and Siebel intend to execute the acquisition as quickly as possible (early next year) and that we will not become distracted from helping them drive value from our solution
•	Assure them that Oracle is firmly committed to honoring the terms of their Siebel contract.
•	Assure them that their investments in Siebel CRM will be fully supported and protected (proof point: they continue to provide product enhancements and support to PeopleSoft and JD Edwards CRM products).
•	Assure them that Oracle intends to maintain support for Siebel applications running on heterogeneous data bases.
Is it to my customer’s advantage to buy Siebel applications before the acquisition is finalized? How do I effectively respond if my customer tells me that they don’t want to purchase anything until after the acquisition is finalized?
It is absolutely to their advantage to buy Siebel CRM before the acquisition, which is still six months away. In fact, they can’t afford to wait. Siebel CRM has proven, outstanding business outcomes, and it is a solution that pays for itself. Remind them that Siebel CRM delivers returns through clear and repeatable benefits. Cite the recent Nucleus Research analysis, where Siebel scored the highest marks in business impact when matched against any other enterprise software — beating Oracle, Microsoft, SAP, and PeopleSoft — and was the only CRM competitor to get the maximum score in business impact. Cite the fact that, when matched against other on-demand CRM competitors, Siebel also received the highest overall score and the best business impact score of any competitor. You could ask, how can you afford not to deploy Siebel now? Especially since Siebel will be the centerpiece of Oracle’s CRM investment going forward.
The rumor mill has made my customer nervous about working with Oracle. How should I proceed? Like Siebel, Oracle’s leadership position makes it everyone’s favorite target. After all, the competition has much to gain and little to lose by tarnishing the leader’s star. The facts are easy to twist. Oracle has an intense focus on delivering increased value to the applications marketplace as it evolves, hence the acquisition of the top CRM company. Ask for help from any member of the Siebel executive team if you run into real resistance.
How will this affect our SMB customers?
This strategic business combination will be a great move for our SMB customers as well as our enterprise customers. Customers want choice: A packaged application installed on premise? Hosted applications? Components to build around their existing IT infrastructure? Siebel is the only vendor who can provide all three options to the marketplace. There has been a natural expense associated with developing these options fully, and Oracle’s greater R&D budget and well-established infrastructure will enable even greater deployment flexibility.
What communication have customers and partners received about the acquisition? How can I find the list of customers and partners that have been mailed for my region?
We have directly communicated with all current customers and partners that we have permission to email, a list which we took from our eBiz database. Because of all the media attention our acquisition has received, customers, prospects, and partners no doubt have also read a number of online and print stories. Both Oracle and Siebel have also posted information on their websites.
###
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.